Three World Financial Center

200 Vesey Street

New York, NY 10281-1010

January 2, 2013

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0506

Re: Rule 17g-1(g) Fidelity Bond Filing for:

•	Helios Advantage Income Fund, Inc. (File No. 811-21631)

•	Helios High Income Fund, Inc. (File No. 811-21332)

•	Helios High Yield Fund (File No. 811-08795)

•	Helios Multi-Sector High Income Fund, Inc. (File No. 811-21833)

•	Helios Strategic Income Fund, Inc. (File No. 811-21487)

•	Helios Total Return Fund, Inc. (File No. 811-05820)

•	Brookfield Global Listed Infrastructure Income Fund Inc. (File No. 811-22570)

•	Brookfield Investment Funds (File No. 811-22558)

Ladies and gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

i.	A copy of the Fidelity Bond (the “Bond”), effective September 1, 2012, issued by Great American Insurance Company;

ii.	A copy of the joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f);

iii.

A copy of the resolutions of the Directors/Trustees of each Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund;

iv.	A Rule 17g-1 Minimum Amount of Bond Worksheet, showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond;

The premiums for the Bond have been appropriately paid from September 1, 2012 through August 31, 2013.

If there are any questions, please contact the undersigned at 212.549.8400.

Very truly yours,

/s/ Steven Pires
Steven Pires

Treasurer of the Helios High Yield Fund, Helios Total Return Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc., Helios Strategic Income Fund, Inc., and Helios Advantage Income Fund, Inc.

/s/ Angela Ghantous
Angel Ghantous

Treasurer of the Brookfield Global Listed Infrastructure Income Fund Inc. and Brookfield Investment Funds

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                            Bond No. 234-62-59 - 07

Item 1. Name of Insured (herein called Insured):
                                       Helios Advantage Income Fund, Inc.
                                       c/o Brookfield Investment Management Inc.
        Principal Address:             200 Vesey Street, 24th Floor
                                       New York, NY 10281

Item 2. Bond Period from 12:01 a.m. 09/01/2012 to 12:01 a.m. 09/01/2013 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to            Limit of Liability    Deductible
Insuring Agreement (A)-FIDELITY $5,000,000      $25,000
Insuring Agreement (B)-ON PREMISES      $5,000,000      $25,000
Insuring Agreement (C)-IN TRANSIT       $5,000,000      $25,000
Insuring Agreement (D)-FORGERY OR ALTERATION    $5,000,000      $25,000
Insuring Agreement (E)-SECURITIES       $5,000,000      $25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY     $5,000,000      $25,000
Insuring Agreement (G)-STOP PAYMENT     $   100,000     $  5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT   $   100,000     $  5,000
Insuring Agreement (I)-AUDIT EXPENSE    $   100,000     $  5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS      $5,000,000      $25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES  $   100,000     $  5,000

 Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS $Not Covered    $N/A
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS  $Not Covered    $N/A
Voice Initiated Transfer Fraud  $5,000,000      $25,000
Computer Systems Fraud  $5,000,000      $25,000
Fraudulent Transfer Instructions        $5,000,000      $25,000
            Destruction of Data or Programs by Virus    $5,000,000      $25,000
            Destruction of Data or Programs by Hacker   $5,000,000      $25,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 234-62-59 - 06 such termination or cancellation to be effective as of the time this bond becomes effective.

INVESTMENT COMPANY BOND

        The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and
Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)     FIDELITY

                Loss resulting from any dishonest or fraudulent act(s),
including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of
Property resulting from such acts of an Employee, which Property is held by the
Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

                Dishonest or fraudulent act(s) as used in this Insuring
Agreement shall mean only dishonest or fraudulent act(s) committed by such
Employee with the manifest intent:

                (a) to cause the Insured to sustain such loss; and

                (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  ON PREMISES

        Loss of Property (occurring with or without negligence or violence)
through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the
Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

        (1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by
Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

        (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C)  IN TRANSIT

        Loss of Property (occurring with or without negligence or violence)
through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D) FORGERY OR ALTERATION

        Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment
Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

        Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

        Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

        Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self
Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

        (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

        (a) counterfeited, or
        (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
        (c) raised or otherwise altered, or lost, or stolen, or

        (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

        Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

        The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

        Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) COUNTERFEIT CURRENCY

        Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United
States of America or Canada issued or purporting to have been issued by the
United States of America or Canada or issued pursuant to a United States of
America or Canadian statute for use as currency.

(G) STOP PAYMENT

        Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

        For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any
Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

        For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized
Representative of such customer, shareholder or subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT

        Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon
Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

        Loss includes dividends and interest accrued not to exceed 15% of the
Uncollectible items which are deposited.

        This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great
American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit.
Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s)
prospectus shall begin from the date a deposit was first credited to any Insured
Fund(s).

(I) AUDIT EXPENSE

        Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any
Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit
Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the
Declarations.

(J) TELEFACSIMILE TRANSMISSIONS

        Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

        (i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for
Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

        (ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature. "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K) UNAUTHORIZED SIGNATURES

        Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

        It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

        (1) If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

        (2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)     WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

        (C) COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring
Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss,

claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

        (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

        (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

        (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

        The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the
Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

        If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D) FORMER EMPLOYEE

        Acts of Employee, as defined in this bond, are covered under Insuring
Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1.      DEFINITIONS

        The following terms, as used in this bond, shall have the respective meanings stated in this Section:

        (a)     "Employee" means:

                (1)     any of the Insured's officers, partners, or employees,
                        and

                (2)     any of the officers or employees of any predecessor of
                        the Insured whose principal assets are acquired by the
                        Insured by consolidation or merger with, or purchase of
                        assets of capital stock of such predecessor, and

                (3)     attorneys retained by the Insured to perform legal
                        services for the Insured and the employees of such
                        attorneys while such attorneys or the employees of such
                        attorneys are performing such services for the Insured,
                        and

                (4)     guest students pursuing their studies or duties in any
                        of the Insured's offices, and

                (5)     directors or trustees of the Insured, the investment
                        advisor, underwriter (distributor), transfer agent, or
                        shareholder accounting record keeper, or administrator
                        authorized by written agreement to keep financial and/or
                        other required records, but only while performing acts
                        coming within the scope of the usual duties of an
                        officer or employee or while acting as a member of any
                        committee duly elected or appointed to examine or audit
                        or have custody of or access to the Property of the
                        Insured, and

                (6)     any individual or individuals assigned to perform the
                        usual duties of an employee within the premises of the
                        Insured by contract, or by any agency furnishing
                        temporary personnel on a contingent or part-time basis,
                        and

                (7)     each natural person, partnership or corporation
                        authorized by written agreement with the Insured to
                        perform services as electronic data processor of checks
                        or other accounting records of the Insured, but
                        excluding any such processor who acts as transfer agent
                        or in any other agency capacity in issuing checks,
                        drafts or securities for the Insured, unless included
                        under Sub- section (9) hereof, and

                (8)     those persons so designated in section 15, Central
                        Handling of Securities, and

                (9)     any officer, partner or Employee of

                        a)      an investment advisor,

                        b)      an underwriter (distributor),

                        c)      a transfer agent or shareholder accounting
                record-keeper, or

                        d)      an administrator authorized by written agreement
                to keep financial and/or other required records, for an
                Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or
                Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or
                appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only
                Employees or partners of a transfer agent, shareholder
                accounting record- keeper or administrator which is an
                affiliated person as defined in the Investment Company Act of
                1940, of an Investment Company named as Insured or is an
                affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

                        Each employer of temporary personnel or processors as
                set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

                        (b)     "Property" means money (i.e. currency, coin,
                bank notes, Federal Reserve notes), postage and revenue stamps,
                U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip,
                certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of
                exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds,
                mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and
                instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data
                processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the
                Insured is liable therefor.

                        (c)     "Forgery" means the signing of the name of
                another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

                        (d)     "Larceny and Embezzlement" as it applies to any
                named Insured means those acts as set forth in Section 37 of the
                Investment Company Act of 1940.

                        (e)     "Items of Deposit" means any one or more checks
                and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

        (a)     loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by
                Insuring Agreement (A), (D), (E) or (F).

        (b)     loss due to riot or civil commotion outside the United States of
                America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

        (c)     loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

        (d)     loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

        (e)     loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

        (f)     loss resulting from any violation by the Insured or by any
                Employee

                (1)     of law regulating (a) the issuance, purchase or sale of
                        securities, (b) securities transactions upon Security
                        Exchanges or over the counter market, (c) Investment
                        Companies, or (d) Investment Advisors, or

                (2)     of any rule or regulation made pursuant to any such law.

                unless such loss, in the absence of such laws, rules or
                regulations, would be covered under Insuring Agreements (A) or
                (E).

        (g)     loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or
                (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the
                Insured's contract with said armored motor vehicle company, (b)
                insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's
                service, and then this bond shall cover only such excess.

        (h)     potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement
                (I).

        (i)     all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

        (j)     loss through the surrender of Property away from an office of the Insured as a result of a threat

                (1)     to do bodily harm to any person, except loss of Property
                        in transit in the custody of any person acting as
                        messenger provided that when such transit was initiated
                        there was no knowledge by the Insured of any such
                        threat, or

                (2)     to do damage to the premises or Property of the Insured,
                        except when covered under Insuring Agreement (A).

        (k)     all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring
                Agreement (I).

        (l)     loss resulting from payments made or withdrawals from the
                account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the
                Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

        (m)     any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and
                territories and possessions of the United States of America, and
                Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

        This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of
Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the
Underwriter on account of any loss through dishonest or fraudulent act(s)
including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the
Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.  LOSS-NOTICE-PROOF-LEGAL                                  PROCEEDINGS

        This bond is for the use and benefit only of the Insured named in the
Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder

on account of any judgment against the Insured in any suit mentioned in General
Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

        Discovery occurs when the Insured

        (a)     becomes aware of facts, or

        (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.  VALUATION OF PROPERTY

        The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss;
provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

        In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

        In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The
Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7.  LOST SECURITIES

        If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

        If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the
Insured's rights, title and interests in and to said securities.

        With respect to securities the value of which do not exceed the
Deductible Amount (at the time of the discovery of the loss) and for which the
Underwriter may at its sole discretion and option and at the request of the
Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the
Insured will pay the usual premium charged therefor and will indemnify the
Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

        With respect to securities the value of which exceeds the Deductible
Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost
Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY
BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

        In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the
Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the
Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

        At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the
Declarations of this bond notwithstanding any previous loss for which the
Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the
Underwriter under this bond with respect to all loss resulting form

        (a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

        (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

        (c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

        (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

        (e) any one casualty or event other than those specified in (a), (b),
(c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

        Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

        With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.  OTHER INSURANCE

        If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the
Limit of Liability of this bond applicable to such loss.

SECTION 12.  DEDUCTIBLE

        The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a),
(b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF
LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount)
and then for such excess only, but in no event for more than the applicable
Limit of Liability stated in Item 3 of the Declarations.

        The Insured will bear, in addition to the Deductible Amount, premiums on
Lost Instrument Bonds as set forth in Section 7.

        There shall be no deductible applicable to any loss under Insuring
Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.  TERMINATION

        The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as
Insured and the Securities and Exchange Commission, Washington, D.C. The Insured
may terminate this bond as an entirety by furnishing written notice to the
Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

        This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

        This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

        The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

        This Bond shall terminate

        (a) as to any Employee as soon as any partner, officer or supervisory
Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90)
days after written notice has been given to the Securities and Exchange
Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment
Company, or

        (b) as to any Employee 90 days after receipt by each Insured and by the
Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

        (c) as to any person, who is a partner, officer or employee of any
Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the
Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

        At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the
Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

        Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

        (a) on the effective date of any other insurance obtained by the
Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

        (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

        The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

        Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest
Depository Trust Company, Pacific Securities Depository Trust Company, and
Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

        The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange,
Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said
Exchanges or Corporation on a contract basis.

        The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the
Underwriter shall be liable hereunder only

for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

        For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such
Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

        This bond does not afford coverage in favor of such Corporations or
Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the
Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such
Corporations or Exchanges shall to the extent of such payment, be given by the
Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS                   INSURED

        If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

        (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

        (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

        (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

        (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and
Section 13 of this bond constitute knowledge or discovery by all the Insured,
and

        (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

        Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section
2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured
shall within thirty (30) days of such knowledge give written notice to the
Underwriter setting forth:

        (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

        (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

        (c) the total number of outstanding voting securities.

        As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

        Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

        Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.  CHANGE OR MODIFICATION

        This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange
Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and
Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the
Declarations Page.

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 234-62-59 - 07

In favor of     Helios Advantage Income Fund, Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

        Helios Strategic Income Fund, Inc.
      Helios Multi-Sector High Income Fund, Inc.
      Helios High Income Fund, Inc.
      Helios High Yield Fund, Inc.
      Helios Total Return Fund, Inc.
      Brookfield Global Listed Infrastructure Income Fund, Inc.
      Brookfield Investment Funds
      Brookfield Global Listed Real Estate Fund
      Brookfield Global Listed Infrastructure Fund
      Brookfield Global High Yield Fund
      Brookfield High Yield Fund

2. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

      RIDER NO. 2

To be attached to and form part of the Investment Company Bond

Bond No.        234-62-59 - 07

In favor of      Helios Advantage Income Fund, Inc.

It is agreed that:

1.      The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

        (1)     an officer, director, partner or employee of a Customer of the
                Insured who was authorized by the Customer to instruct the
                Insured to make such transfer,

        (2)     an individual person who is a Customer of the Insured, or

        (3)     an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the
                Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

        (i)     such voice instruction was electronically recorded by the
                Insured and required password(s) or code word(s) given; and

(ii) if the transfer was in excess of $25,000 the voice instruction was verified by a call-back according to a prearranged procedure.

        In this Insuring Agreement:

(A) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the Names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

                (B)     Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer
Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring
Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

4. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 3

COUNTERFEIT CURRENCY REVISION

To be attached to and form part of the Investment Company Bond,

Bond No.        234-62-59 - 07

In favor of     Helios Advantage Income Fund, Inc.

It is agreed that:

1. Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 4

To be attached to and form part of the Investment Company Bond

Bond No.        234-62-59 - 07

in favor of     Helios Advantage Income Fund, Inc.

It is agreed that:

1. Item 1. of the Declarations shall include any existing Investment Company or
Portfolios which are not listed under Rider No. 1 of the attached Bond. It shall also include any newly created Investment Company or Portfolio provided that the
Insured shall submit to the Underwriter following the end of the Bond Period, a list of all newly created Portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment
Companies or Portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any newly created Investment Company or
Portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the paragraph above and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or Portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added to Section 1.
DEFINITIONS.

(g) newly created Investment Company or Portfolio shall mean any Investment
Company or Portfolio for which registration with the United States Securities and Exchange Commission has been declared.

        This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 5

To be attached to and form part of the Investment Company Bond

Bond No.        234-62-59 - 07

in favor of     Helios Advantage Income Fund, Inc.

It is agreed that:

1. Section 12-DEDUCTIBLE AMOUNT- is amended by adding the following paragraph:

"The Insured shall, in the time and manner prescribed in this Bond, give the
Underwriter notice of any loss which is in excess of $25,000, except those involving any Investment Company herein named as an Insured, which will require all losses to be reported. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon request of the Underwriter, the Insured shall file a brief statement with the
Underwriter giving particulars concerning such loss."

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 6

To be attached to and form part of the Investment Company Bond

Bond No.         234-62-59 - 07

In favor of      Helios Advantage Income Fund, Inc.

It is agreed that:

1.      The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

        Loss resulting directly from a fraudulent

        (1)     entry of Electronic Data or Computer Program into, or

        (2)     change of Electronic Data or Computer Program within any
                Computer System utilized by the Insured, whether owned or
                leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by the General Agreement B of this
                Bond; provided that the entry or change causes

        (i)     Property to be transferred paid or delivered,

        (ii)    an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

        (iii)   an unauthorized account or a fictitious account to be debited or credited

        In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the
Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.      In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic
Data;

                                                        Page 1 of 3

        (B)     Computer System means:

                (1)     computers with related peripheral components, including
                        storage components wherever located,

                (2)     systems and applications software,

                (3)     terminal devices, and

(4) related communication networks including, but not limited to, email and the
Internet

                by which electronic Data are electronically collected,
                transmitted, processed, stored and retrieved;

        (C)     Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

        (A)     loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring
                Agreement and would be imposed on the Insured regardless of the existence of the contract;

        (B)     loss resulting directly or indirectly from negotiable
                instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

        (C)     loss resulting directly or indirectly from

                (1)     mechanical failure, faulty construction, error in
                        design, latent defect, fire, wear or tear, gradual
                        deterioration, electrical disturbance or electrical
                        surge which affects a Computer System, or

                (2)     failure or breakdown of electronic data processing
                        media, or

                (3)     error or omission in programming or processing;

        (D)     loss resulting directly or indirectly from the input of
                Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism;

        (E)     loss resulting directly or indirectly from the theft of
                confidential information.

SINGLE LOSS LIMIT OF LIABILITY

        All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a
Single Loss and subject to the Single Loss Limit of Liability listed in the
Declarations of the attached bond. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.      This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 7

To be attached to and form part of the Investment Company Bond

Bond No.        234-62-59 - 07

in favor of     Helios Advantage Income Fund, Inc.

1. It is agreed that the following Insuring Agreement is added to the above
Bond:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred
Money on deposit in a Customer's account, or a Customer's Certificated
Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1) The fraudulent instruction purports, and reasonably appears, to have originated from:

(a) such Customer,

(b) an Employee acting on instructions of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5) For any transfer exceeding the amount set forth in item 7 of this Rider, the
Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such
Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a) loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless: (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the
Insured.

5. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as
Single Loss.

6. The Limit of Liability and Deductible amount applicable to loss under this
Insuring Agreement is as stated in the Declarations of the attached bond.

7. The amount of any single transfer for which verification via a call back will be required is: $25,000.

8. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO.  8

COMPUTER VIRUS RIDER

To be attached to and form part of Investment Company Bond,

Bond No.        234-62-59 - 07

in favor of     Helios Advantage Income Fund, Inc.

It is agreed that:

1. The attached Bond is amended to include the following additional Insuring
Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to,
Electronic Data or Computer Programs owned by the Insured or for which the
Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer
Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

"Electronic Data" means facts or information converted to a form usable in a
Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability and Deductible amount applicable to loss under this
Insuring Agreement is as stated in the Declarations of the attached bond.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

4. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 9

COMPUTER HACKER RIDER

To be attached to and form part of Investment Company Bond,

Bond No.          234-62-59 - 07

in favor of             Helios Advantage Income Fund, Inc.

It is agreed that:

1. The attached Bond is amended to include the following additional Insuring
Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to
Electronic Data or Computer Programs owned by the Insured or for which the
Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer
Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

"Electronic Data" means facts or information converted to a form usable in a
Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability and Deductible amount applicable to loss under this
Insuring Agreement is as stated in the Declarations of the attached bond.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

4. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

RIDER NO. 10

To be attached to and form part of the Investment Company Bond

Bond No.        234-62-59 - 07

in favor of     Helios Advantage Income Fund, Inc.

It is agreed that:

1. In the second paragraph of Section 4- LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of
the Conditions and Limitations, the word "Insured" is deleted and replaced by:
"General Counsel, Risk Manager of Insurance or the Equivalent of the Insured".

2. This rider shall become effective as of 12:01 a.m. on 09/01/2012 standard time.

INSURED COPY 234-62-59 - 07

INSURED COPY 234-62-59 - 07

JOINT FIDELITY BOND AGREEMENT

As of TBD

W I T N E S S E T H

WHEREAS, Helios Advantage Income Fund, Inc.; Helios High Income Fund, Inc.; Helios Multi-Sector High Income Fund, Inc.; Helios Strategic Income Fund, Inc.; Helios Total Return Fund, Inc.; Helios High Yield Fund; Brookfield Global Listed Infrastructure Income Fund, Inc.; and Brookfield Investment Funds and its four separate series; Brookfield Global Listed Real Estate Fund, Brookfield Global Listed Infrastructure Fund, Brookfield Global High Yield Fund and Brookfield High Yield Fund, as parties to this Agreement (the “Insureds”) are named insureds under a financial institution fidelity bond issued by Great American Insurance Company (the “Policy”);

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The Insureds shall maintain in effect the Policy or a substitute fidelity insurance policy providing comparable coverage from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Policy is issued.

2. Allocation of Premium. The Insureds shall pay the portion of the total premium for the Policy set forth in Schedule A hereto.

3. Allocation of Proceeds.

(a) If one or more Insureds sustain a single loss for which recovery is received under the Policy, each Insured shall receive that portion of the recovery which is sufficient in amount to indemnify that Insured in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all Insureds for such single loss.

(b) If the recovery is inadequate to indemnify fully each Insured for such single loss (other than the portion thereof subject to a deductible), the recovery shall be allocated among the Insureds as follows:

(i) Each Insured shall be allocated an amount equal to the lesser of its actual loss (net of any deductible) and the minimum amount of coverage allocated to it in accordance with Schedule A attached hereto; and

(ii) The remaining portion of the recovery (if any) shall be allocated to each Insured for the portion of the loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each Insured’s loss which is not fully indemnified bears to the sum of the unindemnified loss of itself and the other Insured. If such allocation would result in either Insured’s receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other Insured if its losses would not be fully indemnified as a result of the foregoing allocation.

(c) If the recovery made pursuant to subparagraphs (a) and (b) hereof reduces the total amount of coverage provided by the Policy because recovery is made from a portion of the Policy written on an “annual aggregate” basis:

(i) The Insureds agree to seek additional coverage to reinstate the reduction in coverage; or

(ii) In the event any subsequent loss is sustained, any recovery by an Insured in excess of the minimum amount allocated to it in accordance with Schedule A from coverage written on an “annual aggregate” basis shall be reallocated in the event of subsequent single loss among the Insured or Insureds sustaining the earlier loss(es) and other Insureds in accordance with subparagraphs (a) and (b) above; or

(iii) Any recovery in excess of the minimum amount allocated in accordance with Schedule A from coverage written on an “annual aggregate” basis shall be paid into an escrow account and allocated in accordance with subparagraphs (a) and (b) above upon final determination of the aggregate losses for the policy year.

(d) In the event that a recovery by an Insured is less than its actual loss because of the applicability of a deductible clause that is applicable on an “annual aggregate” rather than a “per occurrence” basis and one or more other Insureds sustain a subsequent loss or losses to which none or only the remaining portion of the deductible amount applies, the Insured(s) that sustained the earlier loss(es) shall be entitled to a portion of the recovery with respect to the later loss(es) such that the total burden of the deductible amount is borne between the Insureds in accordance with the percentages set forth in Schedule A hereto.

4. Claims and Settlements. Each Insured shall, within ten days after the making of any claim under the Policy, provide the other Insureds with written notice of the amount and nature of such claim. Each Insured shall, within ten days after the receipt thereof, provide the other Insureds with written notice of the terms of settlement of any claim made under the Policy by such Insured.

5. Withdrawal. Any Insured may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than 10 days’ prior written notice to the other Insureds of such withdrawal. Upon withdrawal, such Insured shall cease to be named insured on the Policy and shall be entitled to receive any premium rebated by the insurance company with respect to such withdrawal.

6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

7. No Assignment. This Agreement is not assignable.

8. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at Three World Financial Center, 200 Vesey Street, 24th Floor, New York, NY 10281-1010.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first written above.

HELIOS ADVANTAGE INCOME FUND, INC.

By:	/s/ Steven Pires, Treasurer

HELIOS HIGH INCOME FUND, INC.

By:	/s/ Steven Pires, Treasurer

HELIOS MULTI-SECTOR HIGH INCOME FUND, INC.

By:	/s/ Steven Pires, Treasurer

HELIOS STRATEGIC INCOME FUND, INC.

By:	/s/ Steven Pires, Treasurer

HELIOS TOTAL RETURN FUND, INC.

By:	/s/ Steven Pires, Treasurer

HELIOS HIGH YIELD FUND

By:	/s/ Steven Pires, Treasurer

BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND, INC.

By:	/s/ Angela Ghantous, Treasurer

BROOKFIELD INVESTMENT FUNDS

and its four separate series:

Brookfield Global Listed Real Estate Fund

Brookfield Global Listed Infrastructure Fund

Brookfield Global High Yield Fund

Brookfield High Yield Fund

By:	/s/ Angela Ghantous, Treasurer

HELIOS TOTAL RETURN FUND, INC. (“HTR”)

HELIOS ADVANTAGE INCOME FUND, INC. (“HAV”)

HELIOS HIGH INCOME FUND, INC. (“HIH”)

HELIOS MULTI-SECTOR HIGH INCOME FUND, INC. (“HMH”)

HELIOS STRATEGIC INCOME FUND, INC. (“HSA”)

HELIOS HIGH YIELD FUND (“HHY”)

(collectively, the “Helios Funds”)

[EXCERPT]

Minutes of

the Combined Regular Meeting of the Boards of Directors/Trustees of the Funds

Held on

August 17, 2012

Review and Approval of Joint Fidelity Bond and Participation in Joint Fidelity Bond Agreement among the Brookfield and Helios Funds

WHEREAS, the joint fidelity bond coverage among Helios Total Return Fund, Inc., Helios Advantage Income Fund, Inc., Helios Strategic Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc., Helios High Income Fund, Inc. and Helios High Yield Fund (the “Helios Funds”) and Brookfield Global Listed Infrastructure Income Fund Inc. and Brookfield Investment Funds (the “Brookfield Funds”, and together with the Helios Funds, the “Funds”) is expiring on August 31, 2012; and

WHEREAS, it is proposed that in connection with the fidelity bond coverage requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended, the Funds enter into a Joint Fidelity Bond Agreement (the “Joint Fidelity Bond Agreement”) providing for the allocation of premiums and minimum levels of recoveries among the Funds; and

WHEREAS, it is proposed that the Joint Fidelity Bond be approved for a one year period from September 1, 2012 through August 31, 2013, and that the Funds satisfy their fidelity bond coverage requirements under the Investment Company Act of 1940, as amended, through participation in the Joint Fidelity Bond.

NOW, THEREFORE, BE IT RESOLVED, that the Boards of Directors/Trustees have determined that the participation by the Funds and other funds, series or accounts managed by BIM in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of each Fund; and

FURTHER RESOLVED, that the agreement between the Funds and other funds, series or accounts managed by BIM to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form attached hereto as Exhibit A, together with such changes and modifications as the officers of the Funds deem advisable; and

FURTHER RESOLVED, that the Boards of Directors/Trustees, including a majority of the “non-interested” Directors/Trustees, or BIM, shall review such Joint Insured Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of each Fund, and whether or not the premiums to be paid by each Fund is fair and reasonable; and

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of each Fund is hereby designated as the officer of such Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and

1

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and

FURTHER RESOLVED, that the Boards of Directors/Trustees hereby approve the renewal of the Fidelity Bond Coverage, which coverage is maintained jointly on behalf of the Funds and which will provide coverage in the amount as the officers of the Funds may deem appropriate; and

FURTHER RESOLVED, that the portion of the premium for the aforementioned joint insured bond paid by the Funds is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the participation of the Funds as a party in the Joint Insured Agreement be, and it hereby is, approved; and

FURTHER RESOLVED, that the Secretary of each Fund is hereby authorized and directed to prepare, execute and file such fidelity bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond Coverage to the provisions of the 1940 Act.

BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC.

(“INF”)

and

BROOKFIELD INVESTMENT FUNDS

and its separate series:

Brookfield Global Listed Real Estate Fund

Brookfield Global Listed Infrastructure Fund

Brookfield Global High Yield Fund

Brookfield High Yield Fund

(the “OEF” and together with INF, the “Funds”)

[EXCERPT]

Minutes of

the Combined Regular Meeting of the Board of Directors/Trustees

Held on

August 16, 2012

Review and Approval of Joint Fidelity Bond and Participation in Joint Fidelity Bond Agreement

among the Brookfield and Helios Funds

Following discussion, and on a motion duly made and seconded, the following resolution was unanimously approved by Board (including all of the Independent Directors/Trustees):

2

WHEREAS, the joint fidelity bond coverage among Helios Total Return Fund, Inc., Helios Advantage Income Fund, Inc., Helios Strategic Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc., Helios High Income Fund, Inc. and Helios High Yield Fund (the “Helios Funds”) and Brookfield Global Listed Infrastructure Income Fund Inc. and Brookfield Investment Funds (the “Brookfield Funds”, and together with the Helios Funds, the “Funds”) is expiring on August 31, 2012; and

WHEREAS, it is proposed that in connection with the fidelity bond coverage requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended, the Funds enter into a Joint Fidelity Bond Agreement (the “Joint Fidelity Bond Agreement”) providing for the allocation of premiums and minimum levels of recoveries among the Funds; and

WHEREAS, it is proposed that the Joint Fidelity Bond be approved for a one year period from September 1, 2012 through August 31, 2013, and that the Funds satisfy their fidelity bond coverage requirements under the Investment Company Act of 1940, as amended through participation in the Joint Fidelity Bond.

NOW, THEREFORE, BE IT RESOLVED, that the Boards of Directors/Trustees have determined that the participation by the Funds and other funds, series or accounts managed by BIM in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of each Fund; and

FURTHER RESOLVED, that the agreement between the Funds and other funds, series or accounts managed by BIM to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form attached hereto as Exhibit A, together with such changes and modifications as the officers of the Funds deem advisable; and

FURTHER RESOLVED, that the Boards of Directors/Trustees, including a majority of the “non-interested” Directors/Trustees, or BIM, shall review such Joint Insured Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of each Fund, and whether or not the premiums to be paid by each Fund is fair and reasonable; and

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of each Fund is hereby designated as the officer of such Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and

FURTHER RESOLVED, that the Boards of Directors/Trustees hereby approve the renewal of the Fidelity Bond Coverage, which coverage is maintained jointly on behalf of the Funds and which will provide coverage in the amount as the officers of the Funds may deem appropriate; and

FURTHER RESOLVED, that the portion of the premium for the aforementioned joint insured bond paid by the Funds is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the participation of the Funds as a party in the Joint Insured Agreement be, and it hereby is, approved; and

3

FURTHER RESOLVED, that the Secretary of each Fund is hereby authorized and directed to prepare, execute and file such fidelity bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond Coverage to the provisions of the 1940 Act.

4

Investment Company Bond (Fidelity Bond)

9/1/2012-8/31/2013

RENEWAL COVERAGE

Carrier	Limit	Retention
Great American Insurance Company	$5,000,000	$25,000

Ticker	Entity Name	Approximate Gross Assets as of 7/31/2011	Required Coverage, pursuant to R. 17g-1
HTR	Helios Total Return Fund	$340,000,000	$750,000
HAV	Helios Advantage Income Fund, Inc.	$83,000,000	$450,000
HIH	Helios High Income Fund, Inc.	$59,000,000	$400,000
HMH	Helios Multi-Sector High Income Fund, Inc.	$67,000,000	$400,000
HSA	Helios Strategic Income Fund, Inc.	$56,000,000	$400,000
HHY	Helios High Yield Fund	$100,000,000	$450,000
INF	Brookfield Global Listed Infrastructure Income Fund, Inc.	$213,000,000	$600,000
Various	Brookfield Investment Funds and its 4 separate series: - Brookfield Global Listed Real Estate Fund	$27,000,000	$300,000
	- Brookfield Global Listed Infrastructure Fund	$72,000,000	$400,000
	- Brookfield Global High Yield Fund	$—	$—
	- Brookfield High Yield Fund	$25,000,000	$300,000
TOTAL		$1,042,000,000	$4,450,000